Via Facsimile and U.S. Mail
Mail Stop 6010


August 12, 2005


Mr. Louis G. Lower II
President and Chief Executive Officer
Horace Mann Educators Corporation
1 Horace Mann Plaza
Springfield, Illinois   62715


Re:	Horace Mann Educators Corporation
	Form 10-K for the fiscal year ended December 31, 2004
	Forms 10-Q for quarters ended March 31 and June 30, 2005
	File No. 001-10890

Dear Mr. Lower:

      We have limited our review of your filings to those issues we have addressed in our comments. Where our comments call for disclosure, we think you should amend your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-K for the fiscal year ended December 31, 2004

Item 1 Business,

Selected Historical Consolidated Financial Data, page 3 and
Exhibit
12

1. Please include the interest paid to policyholders as fixed charges in your calculation of the ratio of earnings to fixed charges and revise your exhibit and disclosures throughout the filing. Please refer to the Item 503(d) of Regulation S-K.

Selected Historical Financial Information For Property and
Casualty
Segment, page 7

2. We note that you have included "Combined loss and expense ratio before catastrophe loss" in your tabular disclosures herein, and that on page 8 you present claims and claim expense incurred and payments excluding catastrophes. Similar disclosures are also made in the tables on page F-14 in your MD&A and in the narrative disclosures of your MD&A. Further in the table on page F-19 in your MD&A you present net income of your Property and Casualty segment before catastrophe costs. We believe that all of these measures are considered non-GAAP measures that must comply with Item 10(e) of Regulation S-K. We note that excluding catastrophes, which are recurring, to determine these measures has the effect of smoothing earnings. While the acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances, we do not believe that a non-GAAP measure that has the effect of smoothing earnings is appropriate. In addition, we note that amounts excluded have the following attributes:

* There is a past pattern of these items occurring in each reporting period;
* The financial impact of this item will not disappear or become immaterial in the future; and
* There is no unusual reason that the company can substantiate to identify the special nature of this item especially in view of the nature of the company`s business.
These attributes raise significant questions about management`s assertions as to the usefulness of these measures for investors and the appropriateness of their presentation in accordance with Item 10(e) of Regulation S-K. Please refer to "Frequently Asked Questions
Regarding the Use of Non-GAAP Financial Measures" on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm that we issued on
June 13, 2003, specifically questions 8 and 20. As it appears that you have not adequately disclosed the usefulness or the appropriateness of these measures as required by Item 10 of Regulation S-K, please remove all references to them in your filing.
Although we object under your current disclosure of presenting measures that exclude catastrophe loss, we encourage you to disclose the amount of catastrophe losses and provide narrative disclosure about catastrophe losses in a context that improves the transparency of your disclosure to explain the reasons for fluctuations of line items from period to period.

Management`s discussion and analysis of financial condition and results of operations, page F-2

Critical Accounting Policies - Liabilities for Property and
Casualty
Claims and Claim Settlement Expenses, page F-4

3. We believe your disclosure in Management`s Discussion and Analysis regarding the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe that disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management`s Discussion and Analysis. Accordingly, please revise MD&A to include the following information for each of your lines of business (private passenger automobile and homeowners).

* Please disclose the reserves accrued as of the latest balance sheet date presented. The total of theses amounts should agree to the amount presented on the balance sheet.
* Please disclose the range of loss reserve estimates as determined by your actuaries. Discuss the key assumptions used to arrive at management`s best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses.
* If you do not calculate a range around your loss reserve, but instead use point estimates please include the following disclosures:

o Disclose the various methods considered and the method that was selected to calculate the reserves. If multiple point estimates are generated, include the range of these point estimates. Include a discussion of why the method selected was more appropriate over the other methods.
o Discuss how management determined the most appropriate point estimate and why the other point estimates were not chosen. Also clarify whether the company actually records to the point estimate or if not, how that estimate is used.


o Include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e.
actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.

* Because IBNR reserve estimates are more imprecise, please disclose the amount of IBNR separately from case reserves for all lines of business.

Contractual Obligations, page F-23

4. We note that the Company did not include "policy liabilities" and
"variable annuity liabilities" shown on the balance sheet and lease obligations to be paid in the contractual obligation table. It would appear that these liabilities/obligations, with the exception of unearned premiums, represent future legal obligations of the Company.
Due to their significant nature to your business, we believe that their inclusion in the contractual obligation table will provide investors increased disclosure of your liquidity. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant`s contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K. Based on the above factors, please revise your contractual obligation table to include the expected settlement of your policy and annuity liabilities and the expected payments on operating leases.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-32

5. Please tell us why you have separately classified "Variable Annuity Assets" outside of "investments" and why you do not identify the nature of the investments on the face of the balance sheet in one of the categories listed in Rule 7-03(a)1. of Regulation S-X consistent with your other investments. Also tell us why you don`t classify your "Variable Annuity Liabilities" under "policy liabilities" on the face of the balance sheet. Further, with respect to your disclosure in Note 1 - Variable Annuity Assets and Liabilities, please tell us what the various "Horace Mann" funds represent in 2003.

Note 1 Deferred Policy Acquisition Cost, page F-38

6. Please tell us how your use of "gross margin" for interest sensitive life contracts and investment contracts complies with "gross profit" as used in paragraph 23 of FAS 97. Further, tell us whether you base your amortization on the "present value" of gross profit as required by paragraph 22. Clarify your disclosure, as appropriate.

7. Please tell us how your method of amortizing deferred acquisition costs for investment contracts complies with paragraph 10.33 of AICPA
Audit and Accounting Guide for Life and Health Insurance Entities.

8. Please tell us whether or not the "valuation of annuity and life deferred acquisition costs" discussed on F-18 under "Amortization of
Policy Acquisition Expenses and Intangible Assets" represent the "adjustments" you describe in the last sentence of the first paragraph herein.

Note 6 Shareholder`s Equity and Stock Options, page F-56

9. Please tell us what authoritative literature you used to account for the fees related to the equity put option as reduction of additional paid-in capital as it appears these amounts could represent expenses incurred for the cost of this transaction. In so doing, please cite the specific accounting literature (by pronouncement and paragraph) and the specific terms of the agreement that support your accounting treatment. Further, provide us your accounting treatment of the "reinsurance" part of the agreement as you state that you entered into an "equity put and reinsurance agreement and how your accounting complies with FAS 113. In addition please add to the MD&A a more robust discussion to address the historical impact and expected impact of this agreement on the company`s operations, financial position and liquidity including the effect of the conditions that need to be met by the company before the put option can be exercised.

      As appropriate, please amend your Form 10-K for December 31, 2004 and the Forms 10-Q for March 31, 2005 and June 30, 2005, and respond to these comments within 10 business days or tell us when you will provide us with a response. If we have requested additional information as well as an amendment, or if you disagree with any comment that calls for disclosure, please provide this letter prior to your amendment and we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. You may wish to provide us with marked copies of the amendment to expedite our review. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

*    *    *    *





	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange
Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.


							Sincerely,



							Jim B. Rosenberg
							Senior Assistant Chief
Accountant
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Louis G. Lower II
Horace Mann Educators Corporation
August 11, 2005
Page 6